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Filed by TEAM America Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Mucho.com, Inc.
Commission File No. 0-21533

                         [Logo] TEAM America Corporation

                                  News Release

For Immediate Release

Contact: Kevin T. Costello                           Katie O'Connell
         TEAM America Corporation                    Mucho.com
         (614) 848-3995                              (925) 299-2500 x225
         kcostello@teamamerica.com                   koconnell@mucho.com


        TEAM AMERICA CORPORATION EXECUTES LETTER OF INTENT WITH MUCHO.COM

     ONLINE BUSINESS CENTER AND ONE OF THE NATION'S LARGEST BRICK-AND-MORTAR
      PROFESSIONAL EMPLOYMENT ORGANIZATIONS SIGN LETTER OF INTENT TO MERGE

WORTHINGTON, Ohio, April 20 -- TEAM America Corporation (Nasdaq: TMAM) announced today that it has executed a formal letter of intent with Mucho.com, Inc., a Nevada corporation controlled by S. Cash Nickerson, a former director and officer of TEAM America. Under the terms of the formal letter of intent, Mucho.com would either combine with TEAM America in a transaction in which TEAM America's shareholders would be given the election to retain their stockholdings or be cashed out in whole or in part at their option, at $6.75 per share, or purchase all of TEAM America's outstanding shares at $6.75 per share in cash.

The completion of the transaction is subject to the execution of a definitive purchase agreement, due diligence, the approval of TEAM America's shareholders, and the attainment of the necessary financing.

"By combining with Mucho.com and its Web-based business center, TEAM America will be able to market its services to an existing pool of small and growing companies directly over the Internet," said Kevin T. Costello, President and Chief Executive Officer of TEAM America. "We are very excited about the opportunities Mucho.com will bring for TEAM America."

"By merging, Mucho.com will take the existing human resource services offered by TEAM America and combine them with Mucho's Web-enabled business products and services to create a company that is a one-stop shop for small and growing companies," said S. Cash Nickerson, Chairman and Chief Executive Officer of Mucho.com. "Seven of our ten senior managers have started, grown and sold small businesses and are acutely aware of the challenges facing small companies. By joining forces with TEAM America, Mucho.com is now able to offer the out sourced services that are critical to the small businessperson."
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About TEAM America

Through its "Partnering in Employment" arrangement with its clients, TEAM America provides outsourcing to small and medium sized businesses in the areas of human resource administration, regulatory compliance management, employee benefits administration, risk management services and employer liability protection, payroll and payroll tax administration and placement services. As a result, TEAM America relieves clients from these administrative responsibilities and liabilities so they can focus on their core business strategies.

TEAM America has offices in Columbus, Cleveland, Dayton, and Cincinnati, Ohio; Orlando, Florida; San Francisco Bay, Silicon Valley and San Diego, California; Troy, Michigan; Twin Falls, Idaho; Salt Lake City, Utah; Stevensville, Montana; Redmond, Oregon; Corinth, Mississippi and Selmer, Tennessee.

TEAM America's corporate offices are located at 110 E. Wilson Bridge Road, Worthington, OH 43085. Phone: 614-848-3995; FAX: 614-848-7639; Toll Free:
800-962-2758. World Wide Web Address:www.teamamerica.com; E-Mail:
info@teamamerica.com .

About Mucho.com

Mucho.com is an online business center (OBC) for small and growing companies. Mucho.com offers the advice, research, products, services and resources small businesses need to transition to and compete successfully in the new electronic economy. Mucho.com's primary goal is to help small businesses as they face the considerable learning and adoption curves that must be mastered to realize the Internet's full potential as a business platform.

Launching an online business center in Spring 2000, Mucho.com will help small and growing companies take full advantage of the Internet with the products, services and tools needed to solve problems, connect with peers and streamline operations. Founded in 1999 and headquartered in Lafayette, Calif., Mucho.com is a privately held company. For more information call 925-299-2500 or visit www.mucho.com .